FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

ANNOUNCES THE IMPACT OF ITS ARGENTINE OPERATIONS

(Santiago, Chile, October 24, 2002) - In response to the SVS's (Superintendencia de Valores y Seguros de Chile) requirements in its circular No. 130 to Chilean companies that have subsidiaries in Latin America, CCU is reporting result of its investments in Argentina as of September 30, 2002.

The net results of CCU's investment in Argentina as of September 30, 2002, is equivalent to a loss of approximately US$18 million, under the equity method, according to the information available as of today. This is approximately U$6 million higher than the same period last year.

The effect of the devaluation in CCU Argentina's monetary assets and liabilities position, considering an exchange rate of 3.68 Argentine pesos for US$1.0 (1.7 Argentine pesos for US$1.0 as of December 31, 2001), generates an accounting loss of US$3.7 million in CCU S.A. according to BT64. The higher operational loss, due to lower margins, partially compensated by lower expenses and other non-operating items, explain the other US$2.3 million loss.

Additionally, a negative impact of US$1.2 million is generated due to our investment in Finca La Celia, Vina San Pedro's Argentine subsidiary, which will be charged directly against equity as of September 30, 2002, since it is in its development stage. This is approximately US$0.8 million higher than the same period last year.

The effect of the devaluation in Finca La Celia's monetary assets and liabilities position, considering an exchange rate of 3.68 Argentine pesos for US$1.0 (1.7 Argentine pesos for US$1.0 as of December 31, 2001), generates an accounting loss of US$0.9 million in CCU S.A according to BT64.

More details will be provided by the second week of November when CCU will report its third quarter results.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter and the largest Chilean mineral water producer. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.